K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

November 6, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re: Salient MF Trust (the “Trust”) — File No. 811-22678

SEC Staff Comments on Financial Statements

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to comments received by telephone on October 16, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) relating to financial statements filed by the Trust on behalf of its series portfolios (each a “Fund”) on Form N-CSR for the fiscal year ended December 31, 2013 (the “Shareholder Report”).

For convenience, we have set forth each comment below, followed by the Trust’s response.

Comment 1 — The Management’s Discussion of Fund Performance (“MDFP”) for Salient Risk Parity Fund does not fully comply with Item 27(b)(7)(i) of Form N-1A, which includes a requirement that the Fund discuss the investment strategies and techniques used by the Fund’s investment adviser that materially affected the Fund’s performance during the most recently completed fiscal year. In future annual reports, please discuss how the adviser’s investment strategies and techniques materially affected the Fund’s performance during the covered period.

Response to Comment 1 — The Trust respectfully disagrees with the characterization in that the MDFP discusses the impact of the Fund’s June 2013 period, and interest rate futures contracts based on statements of the Federal Reserve during that period, in the context of equity and bond exposure allocations during the full year as the primary material effect on fund performance. Nonetheless, the Salient Risk Parity Fund will clarify MDFP disclosure discussions in future annual reports.

Comment 2 — In the “Value of a $1,000,000 Investment” line graph for Salient Risk Parity Fund, the presentation of a blended index based on two other indexes does not comply with Item 27(b)(7)(ii)(A) of Form N-1A, which requires the Fund to compare the growth of an initial investment in the Fund to the growth of the same investment in a broad-based market securities index. In the staff’s view, the blended index is not an “appropriate broad-based securities market index” in that the blended index is neither “administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter” nor “widely recognized and used.” In future annual reports, please include an appropriate broad-based securities market index in the line graph.

In addition, the staff notes that Salient Risk Parity Fund prospectus dated April 30, 2014 similarly includes only a blended index in the Average Annual Total Returns Table in the “Performance Information” section. Please explain what steps the Trust will take to correct this disclosure.

Response to Comment 2 — The Salient Risk Parity Fund will in the future depict the constituent indices (the MSCI AC World Index (Equities) and the Barclays Aggregate Bond Index (Bonds)) individually followed by the 60/40 blend of the two components. In addition, the Fund will file a supplement to its prospectus showing the same presentation in its Average Annual Total Returns Table.

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Comment 3 — The MDFP for Salient MLP & Energy Infrastructure Fund II discusses how the investment adviser’s investment strategies and techniques materially affected the Fund’s performance only for the month ended December 31, 2013. In future annual reports, please disclose how these strategies and techniques materially affected the Fund’s performance over the entire covered period.

Response to Comment 3 — In the MDFPs of future annual reports, Salient MLP & Energy Infrastructure Fund II will disclose how the investment adviser’s strategies and techniques materially affected the Fund’s performance over the entire covered period.

Comment 4 — In the “Consolidated Schedule of Investments” for Salient Alternative Beta Fund under the heading “Total Return Swap Agreements,” the staff notes that the name of the “Underlying Instrument” does not include the financing or interest rate component of the total return swap. Consistent with the views of the Chief Accountant of the SEC’s Division of Investment Management, the Fund should include information regarding the financing or interest rate component of a total return swap to satisfy the investment description requirements of Rule 12-13 of Regulation S-X. In future reports of portfolio holdings for the Fund, descriptions of total return swap investments should include the financing or interest rate component of the swaps.

Response to Comment 4 — In future portfolio holdings reports, Salient Alternative Beta Fund will include the financing or interest rate component of any total return swaps included in the reports.

Comment 5 — In the Trust’s prospectus dated April 30, 2014, we note that certain Funds may invest in commodity-related instruments through subsidiaries. Please explain whether the fee tables for these Funds reflect management fees that the Funds’ investment adviser charges the subsidiaries, and, if not, please inform the staff of the actions that the Funds will take to correct this disclosure.

Response to Comment 5 — As a supplemental response, the fee tables for the noted funds reflect all management fees. As noted in the relevant funds’ responses to comments on their respective initial registrations (July 2, 2012 response 17; November 15, 2012 response 9), the investment adviser to the Funds that may invest in subsidiaries manages such subsidiaries pursuant to each Fund’s advisory agreement. Accordingly, no change is necessary in response to this comment.

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Shareholder Report, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Shareholder Report;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Shareholder Report; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

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If you have any questions, please do not hesitate to contact me at (617) 261-3240 or George J. Zornada at (617) 261-3231.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	George J. Zornada

Jeremy Radcliffe

Jonathan W. DePriest